SONIC ENVIRONMENTAL SOLUTIONS INC.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

Sonic Environmental Solutions Inc.	Statement 1
(A Development Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds
(Unaudited)

	March 31,	December 31,
	2006	2005
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$3,515,808	$1,952,988
Amounts receivable	514,798	503,037
GST receivable	32,832	313,220
Prepaid expenses	100,177	153,902
Inventory	240,199	252,835
	4,403,814	3,175,982
Deferred Financing Expense (Note 10)	72,572	82,779
Property, Plant and Equipment (Note 4)	3,229,859	3,367,936
Deferred Development Costs (Note 5)	3,455,137	3,545,128
Patents (Note 6)	143,336	131,855
	$11,304,718	$10,303,680

LIABILITIES
Current
Accounts payable	$672,000	$722,835
Accrued liabilities	545,590	556,168
Due to related parties (Note 13)	31,881	19,637
Deferred rent inducement (Note 17b)	17,509	17,509
Short term loan (Note 7)	58,400	58,150
Terra-Kleen acquisition payment (Note 9 ii)	584,750	584,750
	1,910,130	1,959,049

Deferred Rent Inducement (Note 17b)	48,151	52,528
Convertible Debentures (Note 10)	955,450	949,185
	1,003,601	1,001,713
Commitments (Note 17)

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Notes 11 and 12)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
22,656,573 (2005 – 19,839,350)	17,652,746	15,264,758
Contributed Surplus – Statement 2	2,306,682	2,158,614
Deficit Accumulated During the Development Stage - Statement 2	(11,568,441)	(10,080,454)
	8,390,987	7,342,918
	$11,304,718	$10,303,680

ON BEHALF OF THE BOARD:

“Adam Sumel”	, Director
“Douglas B. Forster”	, Director
- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 2
(A Development Stage Company)
Interim Consolidated Statements of Shareholders’ Deficiency
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Number	Amount	Surplus	Deficit	Total
Inception - February 4, 2000	-	$-	$-	$-	$-
Private placement	1,500,000	150,000	-	-	150,000
Public offering	1,500,000	300,000	-	-	300,000
Shares issuance costs	-	(38,062)	-	-	(38,062)
Loss for the period	-	-	-	(63,123)	(63,123)

Balance - January 31, 2001	3,000,000	411,938	-	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	-	15,000
Loss for the period	-	-	-	(186,338)	(186,338)

Balance - January 31, 2002	3,075,000	426,938	-	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	-	2,200,000
Exercise of warrants	75,000	15,000	-	-	15,000
Acquisition of a subsidiary (Note 8a)	2,997,135	5,375	-	-	5,375
Bridge loan share bonus	90,910	30,000	-	-	30,000
Shares issuance costs	-	(244,100)	-	-	(244,100)
Stock-based compensation	-	-	6,468	-	6,468
Loss for the period	-	-	-	(289,145)	(289,145)

Balance - January 31, 2003	10,638,045	2,433,213	6,468	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	-	7,200,000
Exercise of warrants	510,000	415,000	-	-	415,000
Exercise of options	13,333	6,667	-	-	6,667
Acquisition of a subsidiary (Note 8b)	100,000	1	-	-	1
Shares issuance costs	-	(611,268)	-	-	(611,268)
Stock-based compensation	-	-	330,376	-	330,376
Exercise of options	-	2,760	(2,760)	-	-
Loss for the period	-	-	-	(1,178,505)	(1,178,505)

Balance - December 31, 2003	15,261,378	9,446,373	334,084	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	-	2,306,687
Exercise of options	69,167	34,584	-	-	34,584
Stock-based compensation	-	-	861,015	-	861,015
Exercise of options	-	5,903	(5,903)	-	-
Loss for the period	-	-	-	(2,256,602)	(2,256,602)

Balance - December 31, 2004	17,607,510	11,793,547	1,189,196	(3,973,713)	9,009,030
Private placement	1,100,000	2,200,000	-	-	2,200,000
Exercise of warrants	376,660	738,738	-	-	738,738
Exercise of options	520,500	312,750	-	-	312,750
Acquisition of subsidiary (Note 9)	234,680	269,882	-	-	269,882
Debenture equity portion	-	-	50,815	-	50,815
Convertible debenture warrants	-	-	50,815	-	50,815
Shares issuance costs	-	(139,399)	-	-	(139,399)
Stock-based compensation	-	-	957,028	-	957,028
Exercise of options	-	89,240	(89,240)	-	-
Loss for the period	-	-	-	(6,106,741)	(6,106,741)

Balance - December 31, 2005	19,839,350	15,264,758	2,158,614	(10,080,454)	7,342,918
Private placement	2,797,223	2,517,500	-	-	2,517,500
Exercise of options	20,000	10,000	-	-	10,000
Shares issuance costs	-	(142,060)	-	-	(142,060)
Stock-based compensation	-	-	150,616	-	150,616
Exercise of options	-	2,548	(2,548)	-	-
Loss for the period - Statement 3	-	-	-	(1,487,987)	(1,487,987)

Balance – March 31, 2006	22,656,573	$17,652,746	$2,306,682	$(11,568,441)	$8,390,987

 - See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 3
(A Development Stage Company)
Interim Consolidated Statements of Operations
Canadian Funds
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2006	2005
Revenue
Operating revenue	$243,574	$280,032

Operating Costs
Direct operating costs	498,687	248,383
	(255,113)	31,649
Expenses
Advertising	50,801	29,411
Amortization of deferred
development costs	89,991	-
Amortization of property, plant and
equipment	156,050	21,782
Automobile	20,638	17,300
Bank charges and interest	924	283
Insurance	45,413	30,775
Legal and accounting	78,657	50,623
Office, postage and printing	20,242	23,235
Rent	58,978	45,833
Research	11,109	12,619
Salaries and wages	388,920	309,676
Salaries and wages - Stock
compensation (Note 12b)	130,801	277,137
Shareholder relations	2,384	687
Shareholder relations - Stock
compensation (Note 12b)	19,815	-
Telephone and utilities	22,134	12,849
Trade shows	9,007	9,092
Transfer agent and regulatory fees	8,420	6,753
Travel and promotion	68,984	52,128
	1,183,268	900,183
Loss Before the Undernoted	(1,438,381)	(868,534)
Interest income (expense)	(42,464)	27,748
Foreign exchange gain	(7,142)	-
Loss for the Period	(1,487,987)	(840,786)
Deficit – beginning of period	(10,080,454)	(3,973,840)
Deficit – End of Period	$(11,568,441)	$(4,814,626)

Loss per Share – Basic and Diluted	$(0.09)	$(0.05)

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows
Canadian Funds
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005
Operating Activities
Loss for the period	$(1,487,987)	$(840,786)
Items not affecting cash:
Amortization of deferred
development costs	89,991	-
Amortization of property, plant
and equipment	156,050	21,782
Amortization of deferred costs	2,138	-
Deferred financing fees	10,207
Stock-based compensation	150,616	277,137
	(1,078,985)	(541,867)
Net changes in non-cash working
capital components:
GST and amounts receivable	268,627	(38,391)
Accounts payable	34,422	(53,126)
Accrued liabilities	(8,896)	424,414
Due to related parties	12,244	(13,149)
Prepaid expenses	53,725	(8,933)
Inventory	12,636	-
	372,758	310,815
	(706,227)	(231,052)
Investing Activities
Property, plant and equipment
acquired	(87,853)	(2,164,330)
Patents	(12,427)	(50,811)
Deferred development costs	-	(21,905)
	(100,280)	(2,237,046)
Financing Activities
Cash received for shares	2,527,501	246,400
Share issuance costs	(158,174)	-
	2,369,327	246,400

Net Increase (Decrease) in Cash and
Cash Equivalents	1,562,820	(2,221,698)
Cash and cash equivalents -
Beginning of period	1,952,988	5,861,773
Cash and Cash Equivalents – End of
Period	$3,515,808	$3,640,075

- See Accompanying Notes -

Sonic Environmental Solutions Inc.	Statement 4
(A Development Stage Company)
Interim Consolidated Statements of Cash Flows -
Continued
Canadian Funds
(Unaudited)

	Three Months	Three Months
	Ended	Ended
	March 31, 2006	March 31, 2005

Supplemental Schedule of Non-
Cash Transactions
Property, plant and equipment
included in accounts payable	$59,536	$502,343
Amortization of patents capitalized
as deferred development costs	$-	$468
Patent costs included in accounts
payable	$2,303	$28,958
Share issuance costs included in
accounts payable	$16,113	$-
Stock-based compensation expense	$150,616	$277,137

- See Accompanying Notes

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

1.	Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The business of the Company is the commercialization of its patented sonic generator and related technologies in environmental process and other applications. The Company has focused primarily on commercial application of these technologies in the environmental sector to date and intends to apply the technology to other industry sectors reliant on process technologies.

The ability of the Company to realize the costs it has incurred to date on its technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company’s rights.

2.	Significant Accounting Policies

These interim consolidated statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements. These interim consolidated statements should be read in conjunction with the audited consolidated financial statements as at December 31, 2005.

Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

-	SESI Systems Inc. (“SESI”), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 8a).

-	Contech PCB Containment Technology Inc. (“Contech”), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non- proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8b).

-	Sonic Environmental Solutions Corp., (“Sonic Corp.”), incorporated September 15, 2005 in the State of California. The Company acquired 100% of the shares of Terra-Kleen Response Group, Inc. (“Terra-Kleen”) on December 21, 2005 and merged it with Sonic Corp. (Note 9).

Included in these consolidated financial statements are results of operations of SESI, Contech and Terra-Kleen from their respective dates of acquisition, and Sonic Corp. from its date of incorporation. All intercompany transactions and balances have been eliminated on consolidation.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, GST receivable, accounts payable, amounts due to related parties, short term loan, Terra-Kleen acquisition payment, and convertible debentures. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Property, Plant and Equipment

Details are as follows:

			Net Book	Net Book
			Value	Value
		Accumulated	March 31,	December 31,
	Cost	Amortization	2006	2005
Computer equipment	$187,745	$108,494	$79,251	$85,371
Furniture and office equipment	236,020	113,933	122,087	127,905
Leasehold improvements	95,998	11,942	84,056	89,659
Vehicles	173,272	152,860	20,412	9,525
Machinery and equipment	2,115,847	1,409,217	706,630	787,163
Plant One	238,874	70,452	168,422	180,366
Plant Two	2,249,435	200,434	2,049,001	2,087,947
	$5,297,191	$2,067,332	$3,229,859	$3,367,936

Property, plant and equipment are not amortized until they are available for use.

With the acquisition of Terra-Kleen, the Company is modifying Plant Two to incorporate the Terra-Kleen solvent extraction technology. At December 31, 2005, the Company wrote down Plant Two in the amount of $1,306,772 to reflect those assets that will not be used on a go-forward basis.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

5.	Deferred Development Costs

Details are as follows:

	Balance at		Balance at
	December 31,	Current Year	March 31,
	2005	Activity	2006
Acquisition costs
Legal	$213,083	$-	$213,083
Acquisition fees	11,640	-	11,640
Terra-Kleen technology (Note 9)	2,557,255	-	2,557,255
Development costs
Amortization of patent costs	15,293	-	15,293
Amortization of Plant One	34,620	-	34,620
Construction - Plant One	103,897	-	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	163,380	-	163,380
Commissioning, testing and supplies	26,230	-	26,230
Engineering - Plant One	61,476	-	61,476
Generator	34,928	-	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	53,947	-	53,947
Rent	40,055	-	40,055
Salaries and wages	177,998	-	177,998
Technical review	30,667	-	30,667
	3,599,619	-	3,599,619
Accumulated Amortization	(54,491)	(89,991)	(144,482)
	$3,545,128	$(89,991)	$3,455,137

6.	Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate PCB contaminated soils.

Activities during the period are as follows:

	March 31,	December 31,
	2006	2005
Balance – Beginning of period	$131,855	$85,252
Current period costs:
Legal	11,949	48,475
Less: Amortization	(468)	(1,872)
Balance – End of period	$143,336	$131,855

Summary is as follows:
	March 31,	December 31,
	2006	2005
Legal costs	$160,033	$148,084
Less: Accumulated amortization	(16,697)	(16,229)
	$143,336	$131,855

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

7.	Short-Term Loan

The Company has a promissory note of US$50,000 payable February 13, 2006, bearing 12% interest. Subsequent to the end of the period, this loan was paid back with interest.

8.	Acquisitions

	a)	SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI’s assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values

Cash	$(30)
Accounts payable	(23,371)
Deferred development costs	178,819
Due to Sonic Environmental Solutions Inc.	(150,043)
Issuance of shares as consideration for net assets acquired	$5,375

Deferred development costs relate to SESI’s costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company’s books for the deferred development costs.

The amount due to the Company was related to advances by the Company to SESI for working capital.

b)	Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$ 79,159
Property, plant and equipment	34,065
Current liabilities	(45,848)
$ 67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

9.	Acquisition of Terra-Kleen Response Group Inc.

On December 21, 2005, the Company acquired 100% of the shares of United States based Terra- Kleen Response Group Inc. ("Terra-Kleen") and then merged it with Sonic Corp. (Note 2a)

Terra-Kleen has proprietary and patented technologies for the remediation of contaminated soil through a solvent extraction process which removes and concentrates contaminants. Terra-Kleen has an established operating history with the Environmental Protection Agency in the United States.

	a)	Mitsubishi Agreement

Per agreement dated January 1, 2001 and amended on January 2, 2006, Terra-Kleen granted a license to Mitsubishi Heavy Industries, Ltd. (“MHI”) to use Terra-Kleen's soil remediation technology.

Terra-Kleen receives a royalty at 2.25% of Net Invoiced Value for “hydrocarbon and chlorinated organic contaminated soil” processed using the system. This royalty will be paid after the non- refundable advanced royalty of US$500,000 is exhausted. The non-refundable advance royalty was paid in a previous year to Terra-Kleen. As at March 31, 2006, US$115,884 has been eroded towards the advance.

	b)	Veolia Agreement (formerly known as Collex Agreement)

Per agreement dated June 10, 2005 with Veolia Environmental Services (“Veolia”), formerly known as Collex Pty Ltd., Terra-Kleen granted a license to Veolia to use the Company’s soil remediation technology.

The considerations are as follows:

		i)	A lump sum initial license fee of US$100,000 (received).

		ii)	A technology license fee of US$288,000 upon successful results of initial trial.

		iii)	A trial fee of AUS$298,732 as follows:

AUS$150,000 on commencement date

AUS$74,366 within 21 days of receiving certain demonstration equipment in Australia

AUS$74,366 on the date of following the completion of initial test.

		iv)	After nine months of successful trial, Veolia will either pay rent on the demonstrator equipment at US$32,000 or buy the system at US$488,000.

		v)	To pay royalty of 50% of profit generated from using the technology.

As at year-end, the initial trial was delayed as a site change was required.

Management believes the acquisition will enable the Company to accelerate its international market penetration and will give the Company an established presence in the United States market.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The total consideration payable by the Company is as follows:

i.

Upon the closing, US$500,000 was paid through the issuance of the Company common shares with the base for the calculation being that the shares are at the greater of $2.50 per share or the average closing price for the ten trading days preceding the closing. The greater price was $2.50. This resulted in an issuance of 234,680 common shares valued at $269,882, being the trading price on the issuance date;

ii.

On June 21, 2006, US$500,000 will be paid through the issuance of the Company common shares at a price equal to the 20-day average closing price of such shares preceding their issue date. This has been set up as a liability of $584,750 on the balance sheet until satisfied.

	iii.	Cash payments equal to fifty percent of all revenue generated by the Company’s technology during the three-year period ending December 21, 2009 up to a maximum payout of US$500,000;

iv.

For a period of three years following the closing date, if and to the extent the “net contribution” of the Company amounts to US$1,988,695, the Company will pay to the Seller an amount equal to all additional net contributions until a maximum threshold is achieved. The maximum threshold is US$6,500,000. Thirty percent of this amount shall be payable in cash and, at the Company’s sole discretion, the remaining seventy percent shall be paid in either cash or shares. ”Net contribution” is a formula based on revenues less expenses of the combined companies; however, the deductible expenses forming part of the net contribution will not include any of the Company's overhead expenses assumed and the cash compensation payable under the previous shareholders’ Employment Agreement will only be deductible on a pro-rata basis commensurate with the efforts of the Seller that are directly associated with the operation of the Company; and

	v.	An amount equal to ten percent of the amount collected on a contested US$1,500,000 receivable of the Company which as at the date of the transaction has been fully allowed for.

Items iii, iv and v above are contingent consideration and will only be recorded, for accounting purposes, once the conditions that establish payment have been met.

Therefore, total consideration given up to March 31, 2006 is as follows:

Share issuance upon closing	$269,882
Share issuance due June 21, 2006	584,750
Due diligence and cash closing costs	217,271
$1,071,903

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

9.	Acquisition of Terra-Kleen Response Group Inc. - Continued

The following is a summary of the identifiable assets and liabilities of Terra-Kleen as at the date of acquisition:

Current assets	$168,924
Property, plant and equipment	315,660
Current liabilities	(462,489)
Long term liabilities	(865,446)
Due to Shareholder	(571,528)
Due to Sonic Environmental Solutions Inc.	(70,473)
Net identifiable assets and liabilities	$(1,485,352)

The difference of $2,557,255 between the total consideration paid and net identifiable assets and liabilities acquired has been recorded as purchased deferred development costs.

10.	Convertible Debenture

In December 2005, the Company completed a convertible debenture financing with two directors of the Company for total proceeds of $1,000,000. The debenture bears interest at 12% per annum and has a maturity date of December 12, 2007. The debenture is convertible into one common share in year one at $2.00 per share and in year two at $2.20 per share. In addition, 500,000 share purchase warrants were issued. Each warrant entitles the holder to purchase an additional common share exercisable in year one for $2.00 per common share and in year two at $2.20 per common share.

In accordance with Canadian generally accepted accounting principles, the Company allocated a portion of the debenture to liabilities ($949,185) and a portion to equity equal to $50,815. In making this allocation, the Company valued the equity conversion feature using the Black-Scholes option- pricing model with the following assumptions:

Dividend yield	-
Risk-free interest rate	3.8%
Expected volatility of the Company's common stock	50.5%
Expected life	2 years

In addition, the 500,000 warrants have been valued using the above assumptions for a total cost of $50,815. This, combined with certain cash closing costs of $31,964, have been recorded as deferred financing costs and will be recognized over the term of the debenture.

The difference between the face value of the debenture and the calculated liability amount is to be amortized to interest expense on a straight-line basis over the term of the debentures.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

11.	Share Capital

	a)	Authorized: 100,000,000 common shares without par value.

b)

During the period, the Company issued 2,797,223 units at $0.90 per unit for gross proceeds of $2,517,500. Each unit consists of one common share and one-half share purchase warrant.  Each warrant is exercisable for two years at a price of $1.20. The Company paid a finders fee of $113,850.

	c)	Options

i)

The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s board of directors. The exercise price of an option is not less than the closing price on the TSX-V on the last trading day preceding the grant date.

Options vest according to the length of service are as follows:

Employment service greater than six months	Employment service less than six months
33.3% of options vest after six months	33.3% of options vest after twelve months
33.3% of options vest after twelve months	33.3% of options vest after eighteen months
33.3% of options vest after eighteen months	33.3% of options vest after twenty-four months

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

11.	Share Capital - Continued

	c)	Options - Continued

		ii)	A summary of the Company’s options at March 31, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	March 31,
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.50	422,000	-	(20,000)	-	402,000	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.61	25,000	-	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	50,000	-	-	-	50,000	January 16, 2009
$2.30	50,000	-	-	-	50,000	June 21, 2010
$2.37	85,000	-	-	-	85,000	February 14, 2010
$2.40	250,000	-	-	-	250,000	June 8, 2009
$2.50	150,000	-	-	-	150,000	August 9, 2007
$2.50	35,000	-	-	-	35,000	November 10, 2008
$2.60	20,000	-	-	-	20,000	March 30, 2010
$2.75	115,000	-	-	-	115,000	October 8, 2009
$2.95	200,000	-	-	-	200,000	July 16, 2009
$3.15	230,000	-	-	-	230,000	July 6, 2009
	2,382,000	-	(20,000)	-	2,362,000

Weighted average
exercise price	$1.89	-	$0.50	-	$1.90

				Weighted
				Average
		Number of Options		Exercise Price	Expiry
					August 9, 2007
Vested at March 31, 2006		2,081,162		$1.81	to June 21, 2010

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

11.	Share Capital - Continued

	d)	Warrants

Details are as follows:

	Outstanding				Outstanding
Exercise	December 31,			Expired or	March 31,
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date

$1.20	-	1,398,611	-	-	1,398,611	March 27, 2008
$2.00						December 21, 2006
/ $2.30	500,000	-	-	-	500,000	December 21, 2007
$2.75	605,000	-	-	-	605,000	September 28, 2007

	1,105,000	1,398,611	-	-	2,503,611

Weighted average
exercise price	$2.41	$1.20	$-	$-	$1.73

e)	Escrow Shares

As at March 31, 2006, there are 3,208,347 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

i)

2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from the pooling as at March 31, 2006.

ii)

There were 234,680 shares issued for the acquisition of Terra-Kleen. 10% of the total number of shares is to be released every three months beginning March 13, 2006, with the last release on June 13, 2008. During the period, there were 23,468 shares released from escrow leaving 211,212 held in escrow at March 31, 2006.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

12.	Stock Based Compensation

a)

Stock compensation expense is based on the fair value method. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

	b)	The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.20%
Expected dividend yield	-
Expected stock price volatility	50%
Expected option life in years	5

Current period stock-based compensation amounted to $150,616 (March 31, 2005 - $277,137). Out of this amount, $19,815 (March 31, 2005 - $nil) is included in the shareholder relations expense, and $130,801 (March 31, 2005 - $277,137) is included in salaries and wages expense, with the offsetting entry to contributed surplus.

c)

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

13.	Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

	a)	During the current year, salaries of $102,500 (March 31, 2005 - $102,500) were paid or accrued to directors and officers.

b)

As at March 31, 2006 $31,881 (March 31, 2005 - $13,149) was owing to directors, officers, and related entities. These amounts are non-interest bearing and have no specific terms of repayment and were incurred in the normal course of operations.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

14.	Segmented Information

	a)	Geographic Information

The Company operates and manages its business in a single reporting operating segment, the business of remediating contaminated soil and other waste materials. All significant sales during the periods presented have been to customers domiciled in Canada. The tables below summarize property, plant and equipment by country and assets by country:

	March 31,	December 31,
Property Plant and Equipment	2006	2005
Canada	$2,990,582	$3,075,622
United States	239,277	292,314
	$3,229,859	$3,367,936

	March 31,	December 31,
Assets	2006	2005
Canada	$10,903,292	$9,848,662
United States	401,426	455,018
	$11,304,718	$10,303,680

	b)	Major Customers

During the period, 65% of total revenue related to one customer. Included in accounts receivable are billed and unbilled invoices relating to this contract totalling $426,160.

15.	Income Taxes

a)

The Company and its Canadian subsidiaries have incurred non-capital losses for tax purposes of approximately $7,363,000 which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

Amount
2009	$606,000
2010	1,112,000
2014	1,976,000
2015	3,669,000
$7,363,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

b)

As of March 31, 2006, the Company had approximately $937,000 in US federal and state net operating loss carryforwards, expiring through 2022. A significant portion of such net operating loss carryforwards were incurred prior to December 21, 2005, the acquisition date of Terra-Kleen and as such management of the Company anticipates limitation to the use of these carryforwards under Internal Revenue Code Section 382.

Sonic Environmental Solutions Inc.
(A Development Stage Company)
Notes to Interim Consolidated Financial Statements
March 31, 2006
Canadian Funds
(Unaudited)

16.	Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period’s presentation.

17.	Commitments

a)

The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its head offices commencing on January 1, 2005 for a term of sixty months. During the quarter, Sonic Corp. entered into a lease for their premises in San Diego, California, for twelve months ending January 31, 2007. The future lease obligations are as follows:

Amount

2006	$151,661
2007	$137,949
2008	$127,315
2009	$126,903

b)

For the year ended December 31, 2005, the Company received $87,547 for leasehold improvements for their office premises. As required, this is being amortized over the term of the 5 year lease and has been classified into short and long-term rent inducement liabilities.

c)	Certain management employment contracts have been entered into by the Company. On a go forward basis the employment obligations are as follows:

Amount

2006	$560,400
2007	$185,400
2008	$140,400